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                                                                       Exhibit 1


                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)


                                  NEWS RELEASE
  For Immediate Release
  September 28, 2004

               CANWEST'S AUSTRALIAN OPERATIONS CONTINUE EXPANSION

 Eye Corp. flies into New Zealand, completes acquisition of EyeShop ad network;
            TEN Television snags hottest new global reality TV format

WINNIPEG: CanWest Global Communications Corp.'s Australian operations are continuing to expand their reach both among Australian television audiences, and internationally through out-of-home advertising company Eye Corp.

Eye Corp. recently secured exclusive advertising rights to New Zealand's largest airport, Auckland International. The ten-year agreement will see Auckland International Airport become part of the EyeFly network that maintains similar exclusive agreements with many of Australia's domestic and international airport terminals. EyeFly also has advertising rights for Indonesia's largest and busiest airports in Jakarta, Surabaya and Bali.

The Auckland Airport deal strengthens Eye Corp.'s position as the number one player in airport advertising in the Australasian region, and makes EyeFly a "must buy" for advertisers wanting high impact impressions on business travellers and tourists. It also increases Eye Corp.'s presence in New Zealand, complementing its EyeShop concessions in many of that country's major shopping malls.

In addition, Eye Corp. has acquired the remaining 50% of EyeShop, the company's shopping mall division, from partner Village Roadshow Limited. The A$14.9 million purchase solidifies Eye Corp.'s position as the leading player in shopping mall advertising in Australia and New Zealand.

TEN Television Network, fresh off another record year of ratings, has acquired the hottest new reality television format - The X Factor - from British producer Simon Cowell, better known as the caustic music critic on Britain's Pop Idol and Fox's American Idol. Since its debut in the UK earlier this month, The X Factor has become the most internationally sought after new reality format. The X Factor has all of the competitive aspects of the Idol format, but divides contestants into three categories, solo artists under 25 years of age, solo artists over 25, and vocal groups. It also adds a unique element to the format by having the judges also act as mentors to the various competitors.

CanWest has a 56.6% economic interest in Network TEN. Eye Corp. is a wholly owned subsidiary of Network TEN.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, and the Republic of Ireland.

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  For further information contact:
  Geoffrey Elliot
  Vice President, Corporate Affairs
  Tel: (204) 956-2025                                  Fax:  (204) 947-9841